SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 21, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on October 21, 2019.

City of Buenos Aires, October 21st, 2019

To:

Comisión Nacional de Valores

25 de Mayo 175, 3rd. Floor

City of Buenos Aires

Republic of Argentina

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

City of Buenos Aires

Republic of Argentina

Mercado Abierto Electrónico S.A.

San Martin 344

City of Buenos Aires

Republic of Argentina

Re. Banco Macro S.A. Reports Relevant Event.

Cancellation of Series B Notes

Dear Sirs,

I hereby inform you that on October 21, 2019 the Bank has cancelled an amount of $ 501,861,000 of its 17.50% Peso Notes Due 2022, Series B issued under its global medium-term note program for an aggregate principal amount at any time outstanding of U$S 1,500,000,000.

Sincerely yours,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 21, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer